Exhibit 8.1

                    [OPINION OF DRUMMOND WOODSUM & MACMAHON]



                                                         _________________, 1998

Consumers Water Company
Three Canal Plaza, P.O. Box 599
Portland, ME  04112

Ladies and Gentlemen:

     We are furnishing this opinion to you in connection with the acquisition of Consumers Water Company, a Maine corporation ("Consumers"), by Philadelphia Suburban Corporation, a Pennsylvania corporation ("PSC"). The acquisition will take place as a result of the merger of Consumers with and into Consumers Acquisition Company, A Pennsylvania corporation ("Acquisition"), which is a wholly-owned subsidiary of PSC.

     PSC, Acquisition and Consumers have entered into an Agreement and Plan of Merger dated as of June 27, 1998, as amended by an Amended and Restated Agreement and Plan of Merger dated August 5, 1998 (the "Agreement"). Terms defined in the Agreement and used but not defined in this opinion have the respective meanings set forth in the Agreement.

     We have served as counsel for Consumers in the transactions described in the Agreement. In such role, we have examined the Agreement and such other documents and records as we deem necessary in order to render the opinions stated herein.

     In rendering our opinion, as set forth below, we have made the following assumptions:

     A. That all documents submitted to us as originals are genuine and that all documents submitted to us as copies conform to the originals.

     B. That all representations made in the Agreement by PSC, Acquisition and Consumers are correct and will be true and correct as of the Closing and as of the Effective Time.

     C. That all representations and certifications made to us in Certificates furnished by certain officers of Consumers and PSC (the "Certificates") are true, correct and complete.

     D. That there is no plan or intention on the part of Consumers' shareholders to sell, exchange or otherwise dispose of the shares of PSC Common Stock to be received in the Merger that will reduce Consumers' shareholders' holdings to a number of shares of PSC Common Stock having a value as of the date of the Closing, of less than fifty percent (50%) of the value of all of the formerly outstanding stock of Consumers as of the same date. For purposes of this assumption, shares of Consumers stock exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of PSC Common Stock have been treated as outstanding Consumers stock on the date of the Closing.

     Based on the foregoing and upon the Certificates, we are of the opinion that: (1) the Merger will constitute a reorganization within the meaning of
Section 368(a)(1)(A) and 368(a)(2)(D) of the Code; and (2) the shareholders of Consumers will not be subject to Federal income tax on receipt of PSC Common Shares in exchange for


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Consumers Common Shares or Consumers Preferred Shares pursuant to the Merger, except to the extent that such shareholders receive cash in lieu of fractional shares of PSC Common Shares to which they would otherwise be entitled.

     This opinion relates only to the laws of the State of Maine and the United States, enacted as of the date hereof and the interpretation thereof as of this date, and the facts actually known to us as of this date. An opinion represents only the best legal judgment of counsel, and is not binding on the courts, and there is no assurance that a court would not reach a result contrary to such an opinion. We express no opinion with respect to the laws of any other jurisdiction. We undertake no obligation to revise or update this opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in laws or regulations or in the interpretations thereof which may hereafter occur. This opinion is solely for your benefit in connection with the transaction contemplated under the Agreement and may not be relied upon by any other person.


                                            Very truly yours,